BRB Foods Inc.

Rua Doutor Eduardo de Souza Aranha

387 – Conjunto 151, Sao Paulo, SP 04543-121

VIA EDGAR

August 30, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	BRB Foods Inc.

Amendment No. 4 to Registration Statement on Form S-1

File No. 333-276557

Filed on August 8, 2024

Dear Ms. Sidwell:

BRB Foods Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Amendment No. 4 to Registration Statement on Form S-1 on August 8, 2024 as set forth in the Staff’s letter dated August 13, 2024 (the “Comment Letter”). Concurrently with filing of this letter, the Company is filing an Amendment No. 5 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 4 to Registration Statement on Form S-1

General

1.	We note in your registration statement that a number of exhibits have not yet been filed. Please provide all missing information, including exhibits, in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Response: We respectfully advise the Staff that we have filed the exhibits listed in the table below which were previously marked as “[t]o be filed b amendment” in our Amendment No. 4 to the Registration Statement on Form S-1 filed with the Commission on August 8, 2024, as exhibits to the Amended Registration Statement Further, we respectfully advise the Staff that “Ex. 99.4 – Opinion of Cescon, Barrieu, Flesch & Barreto Advogados regarding certain Brazil legal matters” will be filed by amendment prior to seeking effectiveness our Registration Statement on Form S-1.

Exhibit No.	Description
5.1	Opinion of The McCabe Law Firm PC
8.1	Opinion of Kherner International A. A. Ltd., Company’s Brazil tax counsel, regarding certain Brazil tax matters
14.1	Code of Business Conduct and Ethics
23.2	Consent of The McCabe Law Firm PC (included in Exhibit 5.1)
99.1	Audit Committee Charter
99.2	Compensation Committee Charter
99.3	Nominating and Corporate Governance Committee Charter

Income Statement, page F-34

2.	We note your response to prior comment 3 but reissue our comment as we do not believe your response addresses our concerns. Please revise to disclose the number of shares used to calculate your weighted average shares outstanding on a basic and diluted basis pursuant to ASC 260-10-45 on the face of your income statement. Since you have reported net losses in each of the interim and annual periods for 2024 and 2023, the shares and EPS amounts disclosed on the face of the income statement should be the same. Your current presentation does not appear appropriate in light of your net losses and should be revised accordingly. Further, revise your notes to the consolidated financial statements to disclose the number of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. In this regard, we note the company issued had convertible notes during fiscal year 2023 and 2024. Refer to the guidance outlined in ASC 260-10-50-45.

Response: We respectfully advise the Staff that we have revised our consolidated income statements included on pages F-4 and F-37 of the Amended Registration Statement to disclose the numbers of shares used to calculate our weighted average shares outstanding on a basic and diluted basis pursuant to ASC 260-10-45. Additionally, we have revised the notes to our financial statements included on pages F-31 and F-62 to disclose the number of any securities that could potentially dilute basic EPS in the future that were not included in our computation of diluted EPS because doing so would have been antidilutive for the periods presented.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559.

Sincerely,

/s/ Bruno Bonifacio
Bruno Bonifacio Chief Executive Officer and Director

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP

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